[ORRICK, HERRINGTON & SUTCLIFFE LLP LOGO]	ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel 415-773-5700 fax 415-773-5759 WWW.ORRICK.COM
July 30, 2007	Brett Cooper (415) 773-5918 bcooper@orrick.com
VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention: H. Christopher Owings

Re:	TC PipeLines, LP Post-Effective Amendment No. 1 to Form S-3 Filed June 6, 2007 File No. 333-141488
Form 10-K for the Fiscal Year Ended December 12, 2006 Filed March 2, 2007 File No. 0-26091

Dear Mr. Owings:

        On behalf of TC PipeLines, LP (the "Registrant"), we submit this letter in response to the Staff's comment letter dated July 3, 2007 relating to the above-referenced registration statement (the "Registration Statement") and Form 10-K. To assist you in reviewing the responses of the Registrant, the Staff's comments are set forth in bold typeface before each response.

Post-Effective Amendment No. 1 to Form S-3

  1.
  We note that you are registering for resale 17,356,086 of common units on behalf of certain selling unitholders. Also, of these 17,356,086 units, 8,678,045 of them, or 50%, are being registered on behalf of TransCan Northern Ltd., of which your general partner, TC PipeLines GP, Inc. is a wholly-owned subsidiary. Further, we note that TransCan Northern's 8,678,045 units being registered in this offering constitute 81.0% of its units owned currently. Given these facts, it appears that TransCan Northern should be identified as an underwriter in this offering. Please identify TransCan Northern as an underwriter or tell us why you believe it is not necessary for you to do so.

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Securities and Exchange Commission
July 30, 2007

        The Registrant has revised the Selling Unitholders and Plan of Distribution sections to identify TransCan Northern Ltd. as an underwriter.

Selling Unitholders, page 17

  2.
  It appears that you do not disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to all of the unitholders that are legal entities and not registered with us. Please revise or advise.

        The Registrant has revised the disclosures in Amendment No. 1 to indicate the natural person(s) who have voting or dispositive power that are legal entities and not registered with the Commission.

  3.
  Please clarify your disclosure to identify all selling unitholders who are registered broker-dealers or affiliates of broker-dealers, such as you have with respect to the Kayne Anderson entities. Please note that a registration statement registering the resale of units being offered by broker-dealers must identify the broker-dealers as underwriters if the units were not issued as underwriting compensation. Please revise your disclosure accordingly.

        The Registrant has revised the disclosures in Amendment No. 1 to identify all selling unitholders who are registered broker-dealers or affiliates of broker-dealers.

  4.
  If a selling unitholder is an affiliate of a broker-dealer, please disclose, if true, that:
  •
  the seller purchased the securities to be resold in the ordinary course of business; and
  •
  at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

    Alternatively, please disclose that the unitholder is an underwriter. We may have additional comments upon review of your response.

        The Registrant has revised the disclosures in Amendment No. 1 to reflect the staff's comment.

  5.
  In footnotes 3, 4, and 5 to your table, you state that the units held by certain unitholders are not included in your table. For example, in footnote 3, you state that the units of Kayne Anderson MLP Investment Company, Kayne Anderson Energy

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Securities and Exchange Commission
July 30, 2007

    Total Return Fund, Inc., Kayne Anderson MLP Fund, L.P., and Kayne Anderson Capital Income Partners (QP), L.P. listed in your table do not include an aggregate of 70,105 common units owned by funds managed by Kayne Anderson Capital Advisors, L.P. or Kayne Anderson Capital Advisors, L.P. Please tell us why these units are not included in your table.

        The Registrant has revised the disclosures in Amendment No. 1 to include these units in the Selling Unitholders table.

Form 10-KSB for the Year Ended December 31, 2006

Item 9A Controls and Procedures, page 55

  6.
  You provide only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective in ensuring the information you are required to disclose under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. If true, please confirm for us, as you have in your Form 10-Q for the period ended 3/31/07, that that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

        The Registrant confirms that based on their evaluation of the Registrant's disclosure controls and procedures as of the end of the period covered by the Annual Report, the Principal Executive Officer and Principal Financial Officer of the general partner of the Registrant concluded that the Registrant's disclosure controls and procedures were effective in ensuring that the information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Exchange Act is accumulated and communicated to the management of the general partner of the Registrant, including the Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Securities and Exchange Commission
July 30, 2007

        Future disclosures by the Registrant regarding its disclosure controls and procedures will be consistent with Item 4 of the Registrant's above-mentioned Form 10-Q for the period ended March 31, 2007.

***

        In connection with this response, the Registrant acknowledges that:

  •
  should the Commission or the staff, acting pursuant to their delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to their delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at 415-773-5918 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ BRETT COOPER

Enclosures

cc:	John Fieldsend, SEC Staff Attorney Donald J. DeGrandis, TransCanada Corporation Alan Talkington, Orrick, Herrington & Sutcliffe LLP